

February 16, 2017

Mail Stop 4561

Paramjit Mann
President
OS Support, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re:**   **OS Support, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-215217**
> **Filed February 6, 2017**

Dear Mr. Mann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated January 17, 2017.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1.   You currently disclose the address of your registered agent in Carson City, Nevada as your principal executive office. Consistent with your disclosure on page 32, please revise to clarify on the registration statement facing page that the address of your principal executive office is located at H.No. 1055 Sec 70, Mohali, Punjab, India.

Product Description

Regulatory Matters, page 24

2.   We note your response to prior comment 11 and we reissue it in part. Please address whether there are material regulatory matters that affect your prospective customer support business, such as Indian laws related to outsourcing and labor, tax matters related to having clients outside of India, and currency issues associated with operating a web-based business with clients in other countries.

        Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any questions.

                                            Sincerely,

                                            /s/ Maryse Mills-Apenteng

                                            Maryse Mills-Apenteng
                                            Special Counsel
                                            Office of Information
                                            Technologies and Services